UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             ----------------------

                              USA DETERGENTS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   902938 10 9
                                 (CUSIP Number)

                                Mark A. Bilawsky
                  Vice President, General Counsel and Secretary
                            Church & Dwight Co., Inc.
                            469 North Harrison Street
                        Princeton, New Jersey 08543-5297
                                 (609) 683-5900
                           (Facsimile) (609) 683-5092
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2000
                                February 7, 2001
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________________________________________________________________

CUSIP No. 902938 10 9         13D               Page 2 of 6 Pages
_____________________________________________________________________________
(1)  NAME OF REPORTING PERSON                     Church & Dwight Co., Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          13-4996950
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_x_/
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS*                                 WC

_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

_____________________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,142,857 shares
                                        :______________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     0 shares
 OWNED BY EACH REPORTING                :______________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,142,857 shares
                                        :______________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     0 shares
_____________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,142,857 shares
_____________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       15%
_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*                              CO
_____________________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_____________________________________________________________________________

Item 1.           Security and Issuer.

         This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of USA Detergents, Inc., a Delaware corporation ("USAD"). The address of USAD's principal executive offices is 1735 Jersey Avenue, North Brunswick, New Jersey 08902.

Item 2.           Identity and Background.

         This Schedule 13D is filed by Church & Dwight Co., Inc., a Delaware corporation ("C&D"). C&D's principal business is the production of sodium bicarbonate (popularly known as baking soda) and sodium bicarbonate-based products, along with other products which use the same raw materials or technology or are sold into the same markets. The address of C&D's principal executive offices is 469 North Harrison Street, Princeton, New Jersey 08543.

         During the last five years, C&D has neither been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, C&D was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         C&D purchased 1,438,602 shares of Common Stock, on June 14, 2000, and 704,255 shares of Common Stock, on February 7, 2001. All such shares of Common Stock were purchased by C&D with working capital funds at a purchase price of $7.00 per share.

Item 4.           Purpose of Transaction.

         This Schedule 13D is filed to reflect the acquisition by C&D of:

         (a) 1,071,428 shares of Common Stock from Frederick R. Adler ("Adler") and 367,174 shares of Common Stock from USAD, on June 14, 2000, under the terms of that certain stock purchase agreement, dated as of June 14, 2000 (the "Stock Purchase Agreement"), by and among Adler, USAD and C&D; and

         (b) 704,255 additional shares of Common Stock, on February 7, 2001, pursuant to the exercise by Adler of his right to cause C&D to purchase such shares of Common Stock under the terms of that certain put and call agreement, dated as of June 14, 2000 (the "Put/Call Agreement"), by and between Adler and C&D.

         The purpose of these transactions was to facilitate and help promote a joint venture (the "Joint Venture"), entered into concurrently with the Stock Purchase Agreement, between USAD and C&D (as described in USAD's Form 8-K, filed on June 20, 2000, and incorporated herein by reference). Among other matters under the Joint Venture, USAD has granted to C&D an option to purchase (the "JV Purchase Option") all of USAD's ownership interest in, and all of USAD's assets and properties used in connection with the business of, the Joint Venture for an aggregate purchase price to be determined in accordance with an appraisal procedure set forth under the terms of the Joint Venture. The JV Purchase Option may be exercised by C&D at any time after the earliest to occur of: (i) the fifth anniversary of the effective date of the Joint Venture (which was January 1, 2001); (ii) the delivery by USAD of a notice terminating the Joint Venture, effective at any anniversary of the effective date of the Joint Venture commencing with the sixth anniversary; and (iii) the bankruptcy or insolvency of USAD. At any time after the tenth anniversary of the effective date of the Joint Venture, USAD may also require C&D to purchase all of USAD's ownership interest in, and all of USAD's assets and properties used in connection with the business of, the Joint Venture for an aggregate purchase price to be determined in accordance with an appraisal procedure set forth under the terms of the Joint Venture.

         In addition to the Joint Venture, USAD and C&D have discussed, are currently discussing and may continue to discuss the prospects of a possible strategic combination between USAD and C&D. A strategic combination between USAD and C&D could involve, among other matters, any one or more of the following:
(a) an extraordinary corporate transaction (such as a merger or reorganization involving USAD and its subsidiaries); (b) a change in the board of directors or management of USAD; (c) a material change in the capitalization of USAD; (d) a material change in USAD's business structure, charter and bylaws; (e) the delisting of the Common Stock from the Nasdaq National Market System; and (f) the termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

         Notwithstanding the foregoing, there can be no assurance that any ongoing discussions between USAD and C&D will result in the completion of a strategic combination. In particular, the completion of a strategic combination will depend on a number of factors, including, without limitation, the successful negotiation of mutually acceptable terms, the satisfactory completion of due diligence by C&D, the approval of the respective boards of directors and possibly stockholders of USAD and C&D and the fulfillment of any other conditions. Either party may terminate these discussions for any reason. Furthermore, C&D and its affiliates are subject to a standstill provision under the Stock Purchase Agreement whereby C&D has agreed that, until June 14, 2003, without the prior written consent of a majority of USAD's directors not affiliated with C&D, neither C&D nor any controlled affiliate will acquire any shares of Common Stock if, as a result of such acquisition, C&D and its controlled affiliates would beneficially own more than 25% of the then outstanding shares of Common Stock. The standstill provision also covers other means of acquiring USAD or interests therein.

Item 5.           Interest in Securities of the Issuer.

         (a) The responses of C&D with regard to Rows 11 and 13 of the cover page to this Schedule 13D that relate to the aggregate number and percentage of Common Stock beneficially owned by C&D are incorporated herein by reference.

         (b) The responses of C&D with regard to Rows 7, 8, 9 and 10 of the cover page to this Schedule 13D that relate to the number of shares as to which C&D has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

         (c) Except as described in this Schedule 13D, C&D has not effected any other transaction relating to any shares of Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the Stock Purchase Agreement and the Put/Call Agreement, C&D entered into:

     (a) a registration rights agreement, dated as of June 14, 2000 (the "Registration Rights Agreement"), with USAD, and

     (b) a voting agreement, dated as of June 14, 2000 (the "Voting Agreement"), with certain stockholders of USAD and USAD.

         Under the Registration Rights Agreement, USAD has agreed to prepare and file a registration statement under the Securities Act of 1933, if requested by C&D, with respect to the resale by C&D of the 2,142,857 shares (the "Registrable Shares") of Common Stock acquired by C&D under the Stock Purchase Agreement and the Put/Call Agreement. In addition, USAD is obligated to include the Registrable Shares in registration statements otherwise effected by USAD, under certain circumstances. USAD has agreed to bear the registration, filing, qualification and certain other fees of C&D, under certain circumstances. USAD has also agreed to indemnify C&D for certain liabilities under federal and state securities laws, to the extent permitted by law.

         Under the Voting Agreement, in the event that C&D elects to exercise its JV Purchase Option, certain stockholders of USAD have agreed to vote the shares of Common Stock beneficially owned by each of them in favor of a sale to C&D of USAD's ownership interest in, and assets and properties used in connection with the business of, the Joint Venture.

         Please note that the discussions in this Schedule 13D of the terms of the Joint Venture, Stock Purchase Agreement, Registration Rights Agreement and Voting Agreement are intended only to be summaries and are qualified in their entirety by reference to the forms of agreements filed herewith as exhibits and incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

10.1 Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between C&D and USAD(1)

10.2 Stock Purchase Agreement, dated as of June 14, 2000, among USAD, C&D and Adler(1)

99.1 Put and Call Agreement, dated as of June 14, 2000, between Adler and C&D(2)

99.2 Registration Rights Agreement, dated as of June 14, 2000, among Adler, USAD and C&D

99.3 Voting Agreement, dated as of June 14, 2000, among certain stockholders of USAD, USAD and C&D
________________________
(1) Incorporated herein by reference to C&D's Quarterly Report on Form 10-Q, filed on August 14, 2000.
(2) Incorporated herein by reference to Adler's Schedule 13D, filed on June 21, 2000.

                                                               SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 20, 2001    Church & Dwight Co., Inc.
                            a Delaware corporation

                            By:    /s/Mark A. Bilawsky
                                  --------------------------------

                            Name:  Mark A. Bilawsky
                                  --------------------------------

                            Title: Vice President, General Counsel
                                  ---------------------------------